				EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Income from continuing operations	$145,412	$137,179	$122,428	$83,501	$77,876
Equity earnings of real estate joint ventures and partnerships, net	(19,853)	(14,655)	(6,610)	(5,384)	(4,681)
Income allocated to minority interests	10,237	6,414	6,060	4,928	2,723
Provision for income taxes	4,073	1,366
Fixed charges	207,104	171,617	149,907	134,640	114,492
Amortization of capitalized interest	2,084	2,234	2,366	2,360	1,698
Distributions of income from real estate joint ventures and partnerships	6,251	2,524	2,603	1,204	1,543
Capitalized interest	(25,025)	(7,616)	(2,629)	(4,992)	(6,361)
Preferred dividends	(25,375)	(10,101)	(10,101)	(7,470)	(15,912)
Net income as adjusted	$304,908	$288,962	$264,024	$208,787	$171,378

Fixed charges:
Interest on indebtedness	$148,829	$145,374	$129,160	$116,142	$90,214
Out-of-market mortgage adjustment	6,758	7,464	7,056	5,073	975
Capitalized interest	25,025	7,616	2,629	4,992	6,361
Preferred dividends	25,375	10,101	10,101	7,470	15,912
Portion of rents representative of the interest factor	1,117	1,062	961	963	1,030
Fixed charges	$207,104	$171,617	$149,907	$134,640	$114,492

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
	1.47	1.68	1.76	1.55	1.50

RATIO OF EARNINGS TO FIXED CHARGES	1.68	1.79	1.89	1.64	1.74